UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Zynerba Pharmaceuticals, Inc.
(Name of Subject Company)

Zynerba Pharmaceuticals, Inc.
(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

98986X109
(CUSIP Number of Class of Securities)

Armando Anido
Zynerba Pharmaceuticals, Inc.
Chairman and Chief Executive Officer
80 W. Lancaster Avenue, Suite 300
Devon, Pennsylvania 19333
(484) 581-7505
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rachael M. Bushey, Esq.
Jennifer L. Porter, Esq.
Laura K. Umbrecht, Esq.
Goodwin Procter LLP
One Commerce Square
2005 Market St., 32nd Floor
Philadelphia, PA 19103
(445) 207-7800
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note:

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Zynerba Pharmaceuticals, Inc., a Delaware corporation (“Zynerba” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 28, 2023, relating to the tender offer by Xylophone Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Harmony Biosciences Holdings, Inc., a Delaware corporation (“Harmony Biosciences”), to acquire all of the issued and outstanding shares of Zynerba’s common stock, par value $0.001 per share (the “Shares”) for (i) $1.1059 per Share in cash, subject to any applicable withholding of taxes and without interest, plus (ii) one contingent value right per Share, subject to any applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Harmony Biosciences and Purchaser with the SEC on August 28, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal filed by Harmony Biosciences and Purchaser with the SEC on August 28, 2023 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

All page references used herein refer to pages in the Schedule 14D-9 before any additions or deletions resulting from the supplemental disclosures, and capitalized terms used herein, unless otherwise defined, have the meanings set forth in the Schedule 14D-9. Underlined and bolded text shows text being added to a referenced disclosure in the Schedule 14D-9 and stricken-through text shows text being deleted from a referenced disclosure in the Schedule 14D-9. Except as specifically noted herein, the information set forth in the Schedule 14D-9, as amended by the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed with the SEC on September 14, 2023, the Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed with the SEC on September 15, 2023, the Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 filed with the SEC on September 27, 2023 and the Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9 filed with the SEC on September 29, 2023, remains unchanged. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The disclosure under the heading “Tender Offer” is hereby amended and supplemented by replacing the third full paragraph beginning on page 2 of the Schedule 14D-9 in its entirety with the following:

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Harmony Biosciences and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on August 28, 2023. Copies of the Offer to Purchase, ~~and~~ form of Letter of Transmittal and form of  Notice of Guaranteed Delivery are filed as Exhibits (a)(1)(A), ~~and~~ (a)(1)(B) and (a)(1)(F) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Zynerba’s stockholders together with this Schedule 14D-9.

The disclosure under the heading “Tender Offer” is hereby amended and supplemented by replacing the second full bullet point beginning on page 3 of the Schedule 14D-9 in its entirety with the following:

•
Each restricted stock award of the Company ~~subject to vesting conditions based solely on continued employment or service to the Company and its subsidiary~~ (a “Company RSA”) (x) that is outstanding immediately prior to the Effective Time and (y) of which the underlying shares of common stock of the Company are not validly tendered in the Offer, whether vested or unvested, will be cancelled and automatically converted into the right to receive for each Share subject to a Company RSA, without interest and subject to deduction for any required withholding under applicable tax law, (i) an amount in cash equal to the Closing Amount and (ii) one CVR.

The disclosure under the heading “Tender Offer” is hereby amended and supplemented by replacing the second full paragraph beginning on page 3 of the Schedule 14D-9 in its entirety with the following:

The obligation of Purchaser to purchase the Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in Annex I to the Merger Agreement, including (i) that there will have been validly tendered (and “received” as defined in Section 251(h) of the DGCL) and not validly withdrawn prior to the expiration date of the Offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the DGCL by the “depository” (as such term is defined in Section 251(h)(6)(c) of the DGCL)); (ii) that number of Shares that, considered together with all other Shares (if any) beneficially owned by Harmony Biosciences and its controlled affiliates, represent one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); and (iii) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”).

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The disclosure under the heading “Arrangements Between Zynerba and its Executive Officers, Directors and Affiliates” is hereby amended and supplemented by replacing the third full bullet point beginning on page 7 of the Schedule 14D-9 in its entirety with the following:

•
Each Company RSA (x) that is outstanding immediately prior to the Effective Time and (y) of which the underlying shares of common stock of the Company are not validly tendered in the Offer, whether vested or unvested, will be cancelled and automatically converted into the right to receive, for each Share subject to such Company RSA, without interest and subject to deduction for any required withholding under applicable tax law, (A) an amount in cash from Harmony Biosciences or the Surviving Corporation equal to the Closing Amount and (B) one CVR.

The disclosure under the heading “Consideration Payable for Outstanding Shares and Company Options Pursuant to the Offer or the Merger” is hereby amended and supplemented by replacing the second full paragraph beginning on page 7 of the Schedule 14D-9 in its entirety with the following:

Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each Company Option and each Company RSA (of which the underlying shares of common stock of the Company are not validly tendered in the Offer), whether vested or unvested, that is outstanding immediately prior thereto, will be cancelled and converted into the right to receive the amount, if any, described above in the section entitled “—Effect of the Transactions on Company Equity Awards.”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The disclosure under the heading “Intent to Tender” is hereby amended and supplemented by replacing the third full paragraph of that section beginning on page 27 of the Schedule 14D-9 in its entirety with the following:

To Zynerba’s knowledge, after making reasonable inquiry, all of Zynerba’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all of their Shares ~~(other than unvested Company RSAs)~~ held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following new subsection shall be added immediately before the final subsection entitled “Cautionary Note Regarding Forward-Looking Statements”:

Amendment No. 1 to Merger Agreement

On October 4, 2023, Zynerba, Purchaser and Harmony Biosciences entered into Amendment No. 1 to the Merger Agreement, which is filed as Exhibit (e)(28) to this Schedule 14D-9 and is incorporated herein by reference,  in connection with changes made to the Company RSAs by the Company to permit holders of unvested Company RSAs to tender such shares of common stock of the Company underlying those unvested Company RSAs in the Offer.

The subsection of Item 8 of the Schedule 14D-9 entitled “Extension of Offer Expiration Date” is amended and supplemented by adding the following paragraph at the end of this subsection:

On October 4, 2023, Zynerba issued a press release reminding its stockholders to tender their Shares to Purchaser pursuant to the Offer before 5:00 p.m. (New York City time) on October 10, 2023. A copy of the press release is filed as Exhibit (a)(5)(N) to the Schedule 14D-9 and is incorporated herein by reference.

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits to the list of Exhibits:

Exhibit No.	Description

(a)(1)(F)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO).

(e)(28)
Amendment No. 1 to Agreement and Plan of Merger, dated as of October 4, 2023, by and among Harmony Biosciences Holdings, Inc., Xylophone Acquisition Corp. and Zynerba Pharmaceuticals, Inc. (incorporated herein by reference  Exhibit (d)(5) to the Schedule TO Amendment No. 3).

(a)(5)(N)*	Press Release issued by Zynerba Pharmaceuticals, Inc., dated October 4, 2023.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2023

Zynerba Pharmaceuticals, Inc.

	By:	/s/ Armando Anido
	Name:	Armando Anido
	Title	Chairman and Chief Executive Officer